EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Six
	Months Ended	FISCAL YEAR
	July 4, 2009	2008	2007	2006	2005	2004

EARNINGS
Earnings before income taxes	$574,646	$580,768	$710,276	$706,063	$621,046	$537,192

Plus fixed charges:
Interest expense (1)	12,570	72,554	72,258	48,461	10,386	4,810
Rent interest factor (2)	4,764	9,527	9,144	8,190	7,659	5,778

TOTAL FIXED CHARGES	17,334	82,081	81,402	56,651	18,045	10,588

EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$591,980	$662,849	$791,678	$762,714	$639,091	$547,780

RATIO OF EARNINGS TO FIXED CHARGES	34.2	8.1	9.7	13.5	35.4	51.7

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.